Contact

www.linkedin.com/in/monique-crayton-7b4b5797 (LinkedIn)

Top Skills

Merchandising

Store Management

Store Operations

Monique Crayton

President
Greater Houston

Experience

Sienna Sauce Co.
President
April 2017 - Present (5 years 8 months)
Houston, Texas

Marshall's (TJX Companies)
Human Resources Operations Manager
May 2011 - June 2019 (8 years 2 months)
Houston, Texas Area

Off 5th (Saks Fifth Avenue)
General Manager of Operations
May 2006 - May 2008 (2 years 1 month)
New Jersey

Banana Republic / Gap Inc.
Operations Manager
November 1997 - May 2006 (8 years 7 months)

Education

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